UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CONDOR HOSPITALITY TRUST, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Title of Class of Securities	CUSIP Number of Class of Securities
8% Series A Cumulative Preferred Stock	20676Y205
10% Series B Cumulative Preferred Stock	20676Y304

J. William Blackham

President and Chief Executive Officer

Condor Hospitality Trust, Inc.

1800 W. Pasewalk Ave., Ste. 200

Norfolk, Nebraska 68701

(402) 371-2520

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Guy Lawson

McGrath North Mullin & Kratz, PC LLO

Suite 3700 First National Tower

1601 Dodge Street

Omaha, Nebraska 68102

(402) 341-3070

(402) 341-0216 (fax)

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$14,499,097	$1,685

(1)	Calculated solely for the purpose of determining the filing fee pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended. This amount assumes that 803,270 shares of 8% Series A Cumulative Preferred Stock and 332,500 shares of 10% Series B Cumulative Preferred Stock will be exchanged pursuant to this offer. The transaction value is equal to the approximate aggregate market value of the 8% Series A Cumulative Preferred Stock and 10% Series B Cumulative Preferred Stock based on the average of the high and low prices of the 8% Series A Cumulative Preferred Stock and 10% Series B Cumulative Preferred Stock as reported on the NASDAQ Global Market on August 3, 2015, which was $8.60 per share and $22.83 per share, respectively.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2015 issued by the Securities and Exchange Commission, and equals $116.20 for each $1,000,000 of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to an offer by Condor Hospitality Trust, Inc., a Maryland corporation (the “Company”), to exchange (a) 5.38 shares of the Company’s common stock for each validly tendered and accepted share of 8% Series A Cumulative Preferred Stock and (b) 13.71 shares of the Company’s common stock for each validly tendered and accepted share of 10% Series B Cumulative Preferred Stock, in each case, on the terms and subject to the conditions described in the Offer to Exchange dated August 6, 2015 (the “Offer to Exchange”) and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the Exchange Offer.

The Offer to Exchange is attached to this Schedule TO as Exhibit (a)(1)(A) and the related Letter of Transmittal is attached as Exhibit (a)(1)(B). The information set forth in the Offer to Exchange and the related Letter of Transmittal attached hereto are hereby expressly incorporated herein by reference in response to all items required in this Schedule TO.

This Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The Exchange Offer is being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”).

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer” and “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the subject company is Condor Hospitality Trust, Inc., a Maryland corporation. The address of the Company’s principal executive offices is 1800 W. Pasewalk Ave., Ste. 200, Norfolk, Nebraska 68701. Its telephone number is (402) 371-2520.

(b) Securities.

The information set forth in the Offer to Exchange in the section entitled “Questions and Answers About the Exchange Offer,” “Summary” and “Description of Capital Stock” is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange in the section entitled “Market for Common Stock and Preferred Stock” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The filing person is the Company. The information set forth in Item 2(a) above is incorporated herein by reference.

Pursuant to Instruction C of Schedule TO, the following persons are the directors and executive officers of the Company.

Name	Position Held by Individual
J. William Blackham	Chief Executive Officer and Director
John M. Dinkel	Director
Daphne J. Dufresne	Director
Daniel R. Elsztain	Director
James H. Friend	Chairman of the Board
Donald J. Landry	Director
John M. Sabin	Director
Kelly A. Walters	Director
George R. Whittemore	Director
Patrick E. Beans	Vice President and Treasurer
Jeffrey W. Dougan	Chief Operating Officer
Corrine L. Scarpello	Chief Financial Officer

The address of each director and executive officer is c/o Condor Hospitality Trust, Inc., 1800 W. Pasewalk Ave., Ste. 200, Norfolk, Nebraska 68701. The telephone number of each director and executive officer is (402) 371-2520.

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer,” “Summary,” “The Exchange Offer,” “Comparison of Rights Between the Preferred Stock and Our Common Stock,” “Description of Capital Stock,” “Description of Certain Material Provisions of Maryland Law, Our Amended and Restated Articles of Incorporation and Our Bylaws” and “Material United States Federal Income Tax Consequences” is incorporated herein by reference.

(b) Purchases.

The information set forth in the Offer to Exchange in the section entitled “Interests of Our Principal Shareholders, Officers and Directors” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in (i) our Definitive Proxy Statement on Schedule 14A for the Annual Shareholders Meeting held on June 10, 2015 in the section entitled “Corporate Governance—Certain Relationships and Related Transactions,” (ii) our Definitive Proxy Statement on Schedule 14A for the Special Shareholders Meeting to be held on September 3, 2015 in the section entitled “Securities Ownership of Certain Beneficial Owners and Management” and (iii) the Offer to Exchange in the sections entitled “Summary,” “Comparison of Rights Between the Preferred Stock and Our Common Stock,” “Description of Capital Stock,” “Description of Certain Material Provisions of Maryland Law, Our Amended and Restated Articles of Incorporation and Our Bylaws,” “Description of the Limited Partnership Agreement of Our Operating Partnership” and “Interests of Our Principal Shareholders, Officers and Directors” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer,” “Summary” and “The Exchange Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer,” “Summary” and “The Exchange Offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the Offer to Exchange in the section entitled “Questions and Answers About the Exchange Offer” and “Summary” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer,” “Summary,” “Capitalization” and “The Exchange Offer” is incorporated herein by reference.

(b) Conditions.

Not applicable.

(d) Borrowed Funds.

Not applicable.

Item 8.	Interest in the Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the Offer to Exchange in the section entitled “Interests of Our Principal Shareholders, Officers and Directors” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the Offer to Exchange in the section entitled “Interests of Our Principal Shareholders, Officers and Directors” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer,” “Summary” and “The Exchange Offer” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth in the Offer to Exchange in the sections entitled “Selected Financial Data,” “Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends” and “Where to Find Additional Information” is incorporated herein by reference. The financial statements set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 in the section entitled “Financial Statements and Supplementary Data” and in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015 in the section entitled “Financial Statements” are incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

The Company’s book value per share as of March 31, 2015 was $(0.20).

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange in the section entitled “Summary” is incorporated herein by reference.

(c) Other Material Information.

Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Exchange dated August 6, 2015.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press Release dated August 6, 2015.

(b)	Not applicable.

(d)(A)	Amended and Restated Articles of Incorporation of the Company, as amended (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated July 14, 2015).

(d)(B)	Bylaws of the Company (incorporated herein by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated November 19, 2014).

(d)(C)	Third Amended and Restated Agreement of Limited Partnership of Supertel Limited Partnership, as amended (incorporated herein by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K (Commission file number 001-34087) for the year ended December 31, 2010).

(d)(D)	Second Amendment to Third Amended and Restated Agreement of Limited Partnership of Supertel Limited Partnership dated March 2, 2015 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-k (Commission file number 001-34087) dated March 2, 2015).

(d)(E)	Standby Equity Distribution Agreement dated as of March 26, 2010 between YA Global Master SPV Ltd. and the Company (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated March 26, 2010).

(d)(F)	Purchase Agreement, dated November 16, 2011, by and among the Company, Supertel Limited Partnership and Real Estate Strategies L.P. (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K/A (Commission file number 001-34087) dated November 16, 2011).

Exhibit No.	Description
(d)(G)	Warrants issued to Real Estate Strategies L.P. dated February 1, 2012 and February 15, 2012 (incorporated herein by reference to Exhibit 10.39 to the Company’s Annual Report on Form 10-K (Commission file number 001-34087) for the year ended December 31, 2011).

(d)(H)	Investor Rights and Conversion Agreement, dated February 1, 2012, by and among the Company, Real Estate Strategies L.P. and IRSA Inversiones y Representaciones Sociedad Anónima (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated January 30, 2012).

(d)(I)	Registration Rights Agreement, dated February 1, 2012, by and among the Company, Real Estate Strategies L.P. and IRSA Inversiones y Representaciones Sociedad Anónima (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated January 30, 2012).

(d)(J)	Directors Designation Agreement, dated February 1, 2012, by and among the Company, Real Estate Strategies L.P. and IRSA Inversiones y Representaciones Sociedad Anónima (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated January 30, 2012).

(d)(K)	Agreement, dated August 9, 2013, by and among the Company, Real Estate Strategies L.P. and IRSA Inversiones y Representaciones Sociedad Anonima (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated August 9, 2013).

(d)(L)	Agreement dated as of July 23, 2015 between Real Estate Strategies L.P., IRSA Inversiones y Representaciones Sociedad Anonima and Condor Hospitality Trust, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-k (Commission file number 001-34087) dated July 23, 2015).

(d)(M)	The Company’s 2006 Stock Plan (incorporated herein by reference to Exhibit 10.31 to the Company’s Annual Report on Form 10-K (Commission file number 001-34087) for the year ended December 31, 2011).

(d)(N)	Amendment to the Company’s 2006 Stock Plan dated May 28, 2009 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated May 28, 2009).

(d)(O)	Amendment to the Company’s 2006 Stock Plan dated May 22, 2012 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated May 22, 2012).

(d)(P)	Form of Stock Option Agreement (incorporated herein by reference to Exhibit 10.32 to the Company’s Annual Report on Form 10-K (Commission file number 001-34087) for the year ended December 31, 2011).

(d)(Q)	Employment Agreement of Corrine L. Scarpello, dated February 1, 2012 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated February 1, 2012).

(d)(R)	Jeffrey W. Dougan Employment Agreement dated July 15, 2013 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated July 9, 2013).

(d)(S)	Jeffrey W. Dougan Restricted Stock Agreement dated July 15, 2013 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated July 9, 2013).

(d)(T)	Jeffrey W. Dougan Stock Option Agreement dated July 15, 2013 (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated July 9, 2013).

Exhibit No.	Description
(d)(U)	Employment Agreement between J. William Blackham and the Company dated March 2, 2015 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-k (Commission file number 001-34087) dated March 2, 2015).

(d)(V)	Common Stock Purchase Warrant dated March 2, 2015 between the Company and J. William Blackham (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-k (Commission file number 001-34087) dated March 2, 2015).

(d)(W)	Letter Agreement with Corrine L. Scarpello, dated December 22, 2014, March 25, 2015 and July 9, 2015 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated December 22, 2014, Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated March 25, 2015 and Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated July 9, 2015.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 6, 2015

CONDOR HOSPITALITY TRUST, INC.

By:	/s/ J. William Blackham
	Name:	J. William Blackham
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Exchange dated August 6, 2015.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press Release dated August 6, 2015.

(b)	Not applicable.

(d)(A)	Amended and Restated Articles of Incorporation of the Company, as amended (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated July 14, 2015).

(d)(B)	Bylaws of the Company (incorporated herein by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated November 19, 2014).

(d)(C)	Third Amended and Restated Agreement of Limited Partnership of Supertel Limited Partnership, as amended (incorporated herein by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K (Commission file number 001-34087) for the year ended December 31, 2010).

(d)(D)	Second Amendment to Third Amended and Restated Agreement of Limited Partnership of Supertel Limited Partnership dated March 2, 2015 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-k (Commission file number 001-34087) dated March 2, 2015).

(d)(E)	Standby Equity Distribution Agreement dated as of March 26, 2010 between YA Global Master SPV Ltd. and the Company (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated March 26, 2010).

(d)(F)	Purchase Agreement, dated November 16, 2011, by and among the Company, Supertel Limited Partnership and Real Estate Strategies L.P. (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K/A (Commission file number 001-34087) dated November 16, 2011).

(d)(G)	Warrants issued to Real Estate Strategies L.P. dated February 1, 2012 and February 15, 2012 (incorporated herein by reference to Exhibit 10.39 to the Company’s Annual Report on Form 10-K (Commission file number 001-34087) for the year ended December 31, 2011).

(d)(H)	Investor Rights and Conversion Agreement, dated February 1, 2012, by and among the Company, Real Estate Strategies L.P. and IRSA Inversiones y Representaciones Sociedad Anónima (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated January 30, 2012).

(d)(I)	Registration Rights Agreement, dated February 1, 2012, by and among the Company, Real Estate Strategies L.P. and IRSA Inversiones y Representaciones Sociedad Anónima (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated January 30, 2012).

(d)(J)	Directors Designation Agreement, dated February 1, 2012, by and among the Company, Real Estate Strategies L.P. and IRSA Inversiones y Representaciones Sociedad Anónima (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated January 30, 2012).

Exhibit No.	Description
(d)(K)	Agreement, dated August 9, 2013, by and among the Company, Real Estate Strategies L.P. and IRSA Inversiones y Representaciones Sociedad Anonima (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated August 9, 2013).

(d)(L)	Agreement dated as of July 23, 2015 between Real Estate Strategies L.P., IRSA Inversiones y Representaciones Sociedad Anonima and Condor Hospitality Trust, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-k (Commission file number 001-34087) dated July 23, 2015).

(d)(M)	The Company’s 2006 Stock Plan (incorporated herein by reference to Exhibit 10.31 to the Company’s Annual Report on Form 10-K (Commission file number 001-34087) for the year ended December 31, 2011).

(d)(N)	Amendment to the Company’s 2006 Stock Plan dated May 28, 2009 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated May 28, 2009).

(d)(O)	Amendment to the Company’s 2006 Stock Plan dated May 22, 2012 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated May 22, 2012).

(d)(P)	Form of Stock Option Agreement (incorporated herein by reference to Exhibit 10.32 to the Company’s Annual Report on Form 10-K (Commission file number 001-34087) for the year ended December 31, 2011).

(d)(Q)	Employment Agreement of Corrine L. Scarpello, dated February 1, 2012 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated February 1, 2012).

(d)(R)	Jeffrey W. Dougan Employment Agreement dated July 15, 2013 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated July 9, 2013).

(d)(S)	Jeffrey W. Dougan Restricted Stock Agreement dated July 15, 2013 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated July 9, 2013).

(d)(T)	Jeffrey W. Dougan Stock Option Agreement dated July 15, 2013 (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated July 9, 2013).

(d)(U)	Employment Agreement between J. William Blackham and the Company dated March 2, 2015 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-k (Commission file number 001-34087) dated March 2, 2015).

(d)(V)	Common Stock Purchase Warrant dated March 2, 2015 between the Company and J. William Blackham (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-k (Commission file number 001-34087) dated March 2, 2015).

(d)(W)	Letter Agreement with Corrine L. Scarpello, dated December 22, 2014, March 25, 2015 and July 9, 2015 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated December 22, 2014, Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated March 25, 2015 and Exhibit 10.1 to the Company’s Current Report on Form 8-K (Commission file number 001-34087) dated July 9, 2015.

(g)	Not applicable.

(h)	Not applicable.